March 21, 2018

Alexandre Scherer
Chief Executive Officer, Watford Insurance Company
Watford Holdings Ltd.
Waterloo House, 1st Floor
100 Pitts Bay Road, Pembroke HM 08
Bermuda

       Re: Watford Holdings Ltd
           Amendment No. 5 to Draft Registration Statement on Form S-1 Submitted March 12, 2018
           CIK No: 0001601669

Dear Mr. Scherer:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS/A Date Filed 3/12/2018

Financial Statements of Watford Holdings LTD.
Note 6. Reserve for losses and loss adjustment expenses, page F-17

1. Please revise to address the following regarding your disclosure that your casualty reinsurance experienced net unfavorable development of $33.8 million primarily due to the U.K. Ministry of Justice's reduction of the discount rate known as the "Ogden" rate and adverse development on certain large multi-line and professional liability contracts:
         Revise this note or in your MD&A on pages 106-107 to separately quantify the impact
 Alexandre Scherer
Watford Holdings Ltd.
March 21, 2018
Page 2
          of the change in the Ogden rate from the other adverse development on multiline and professional liability contracts.
          Revise to provide the disclosure required by ASC 944-40-50-5 regarding your loss and loss adjustment expenses that are shown at present value.
       You may contact Kei Nakada at 202-551-3659 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Erin Jaskot at 202-551-3442 with any other questions.


FirstName LastNameAlexandre Scherer
                                                         Division of
Corporation Finance
Comapany NameWatford Holdings Ltd.
                                                         Office of Healthcare &
Insurance
June 16, 2017 Page 2
cc: Gary Boss, Esq.
FirstName LastName